UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Caprius, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14066K206

(CUSIP number)

Vintage Capital Group, LLC

Attention: Fred C. Sands

11611 San Vicente Blvd., 10th Floor

Los Angeles, California 90049

(310) 979-9090

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON Vintage Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,602,333 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,602,333 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,602,333 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON The Fred C. Sands Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,602,333 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,602,333 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,602,333 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON The Fred C. Sands Family Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,602,333 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,602,333 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,602,333 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14066K206
1	NAME OF REPORTING PERSON Fred C. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 25,602,333 (See Item 5)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 25,602,333 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,602,333 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”), of Caprius, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 10 Forest Avenue, Suite 220, Paramus, New Jersey 07652.

Item 2.	Identity and Background.

This Schedule 13D is being filed pursuant to a Joint Reporting Agreement, dated January 29, 2010, a copy of which is attached hereto as Exhibit 1, by and among Vintage Capital Group, LLC, a Delaware limited liability company (“Vintage”), The Fred C. Sands Children’s Trust (the “Children’s Trust”), The Fred C. Sands Family Revocable Trust (the “Family Trust” and, collectively with the Children’s Trust, the “Trusts”), and Fred C. Sands (“Mr. Sands” and, collectively with Vintage and the Trusts, the “Reporting Persons”).

(a), (b), (c) and (f)

(1) Vintage. Vintage is a limited liability company organized under the laws of the State of Delaware. The address of the principal place of business of Vintage is 11611 San Vicente Blvd., 10th Floor, Los Angeles, California 90049. The principal business of Vintage is the acquisition and development of commercial real estate and principal investing in distressed companies and other special situations.

(2) The Children’s Trust. The Children’s Trust owns 15% of the membership interests of Vintage. Mr. Sands is the trustee of the Children’s Trust. The Children’s Trust is governed by the laws of the State of California. The address of the principal place of business of the Children’s Trust is c/o Mr. Sands, Trustee, 11611 San Vicente Blvd., 10th Floor, Los Angeles, California 90049. The principal business of the Children’s Trust is to manage the assets of the Children’s Trust on behalf of the beneficiaries thereof.

(3) The Family Trust. The Family Trust owns 85% of the membership interests of Vintage. Mr. Sands is the trustee of the Family Trust. The Family Trust is governed by the laws of the State of California. The address of the principal place of business of the Family Trust is c/o Mr. Sands, Trustee, 11611 San Vicente Blvd., 10th Floor, Los Angeles, California 90049. The principal business of the Family Trust is to manage the assets of the Family Trust on behalf of the beneficiaries thereof.

(4) Mr. Sands. Mr. Sands, a United States citizen, is the trustee of each of the Children’s Trust and the Family Trust and the manager of Vintage. The address of the principal place of business of Mr. Sands is 11611 San Vicente Blvd., 10th Floor, Los Angeles, California 90049. The present principal occupation or employment of Mr. Sands is to serve as the Chairman of Vintage Real Estate, LLC, a firm specializing in the acquisition and redevelopment of under-performing regional malls and large shopping centers, the Chairman of Vintage Fund Management, LLC, a private investment fund investing in established lower middle market businesses through structured growth equity investments, and manager of Vintage. The address of the principal place of business of each of the foregoing is 11611 San Vicente Blvd., 10th Floor, Los Angeles, California 90049.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase and Sale Agreement, Senior Secured Promissory Note, Security Agreement, Pledge Agreement and Patent Security Agreement, each dated as of September 16, 2009, and an additional Patent Security Agreement, dated as of December 16, 2009, by and among the Issuer, certain subsidiaries of the Issuer and Vintage, copies of which are attached hereto as Exhibits 2 through 7, respectively, the Issuer issued and sold to Vintage a Senior Secured Promissory Note in the principal amount of up to $3,000,000 (the “Note”). As part of the same transaction, the Issuer agreed, pursuant to a post-closing condition, to issue and sell to Vintage a warrant exercisable into 40% of the Shares on a fully diluted basis as of the date of exercise (the “Warrant”). The Warrant was issued and sold to Vintage on January 22, 2010 (the “Warrant Sale Date”), pursuant to a Warrant Purchase Agreement, Registration Rights Agreement and Equity Rights Agreement. The Warrant, Warrant Purchase Agreement, Registration Rights Agreement and Equity Rights Agreement are attached hereto as Exhibits 8 through 11, respectively. As of the Warrant Sale Date, the Warrant was immediately exercisable into 25,602,333 Shares. (The Note together with the Warrant are collectively referred to herein as the “Securities”.)

The purchase price of the Warrant was $0.01 and was funded from Vintage’s working capital.

Item 4.	Purpose of Transaction.

Vintage acquired the Securities for investment purposes only in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, Vintage will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by Vintage of the Warrant, additional warrants, or Shares; (b) the purchase of additional debt securities from the Issuer or the disposition of the Note; (c) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (d) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) changes in the present board of directors or management of the Issuer; (f) a material change in the present capitalization or dividend policy of the Issuer; (g) other material changes in the Issuer’s business or corporate structure; (h) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (i) causing any class of the Issuer’s securities to be listed or delisted from a national securities exchange or authorized or ceased to be quoted in an inter-dealer quotation system of a registered national securities association; (j) causing a class of equity securities of the Issuer to become eligible for registration or termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (k) any action similar to those enumerated above. Except as described in this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (k) of this Item 4 of Schedule 13D.

Vintage reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Securities, including Shares, dispose of some or all of its Securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (k) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of the Securities.

Vintage intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of January 22, 2010, Vintage beneficially owned 25,602,333 Shares, representing approximately 40% of the Shares outstanding as reported to Vintage by the Issuer.

As of January 22, 2010, the Trusts, through their control in the aggregate of 100% of the membership interests of Vintage, had shared voting and dispositive power with respect to all 25,602,333 Shares owned beneficially by Vintage, representing approximately 40% of the Shares outstanding as reported to Vintage by the Issuer.

As of January 22, 2010, Mr. Sands, through his control of each of the Trusts, as trustee, as settler of the Family Trust, and as manager of Vintage, had shared voting and dispositive power with respect to all 25,602,333 Shares owned beneficially by Vintage, representing approximately 40% of the Shares outstanding as reported to Vintage by the Issuer.

(c)

Mr. Sands and the Trusts each disclaim beneficial ownership of the Shares and the Warrant owned by Vintage.

Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 3 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On September 16, 2009, the Issuer and its subsidiaries entered into a Securities Purchase and Sale Agreement (together with all collateral documents and promissory notes thereunder, the “Loan Facility”) with Vintage, whereby Vintage extended a loan facility to the Issuer.

Interest on advances under the Loan Facility accrues at the rate of 14% per annum (subject to a default rate of 17% per annum currently in effect), payable monthly in cash or in kind, subject to certain limitations set forth in the Loan Facility. Advances under the Loan Facility, including any subsequent fundings, are secured by the grant to Vintage of a first priority lien, pledge and security interest in substantially all of the Issuer’s assets. Fees to Vintage related to the initial funding of the Loan Facility totaled approximately $254,000. In connection with the Loan Facility, the Issuer entered into an Investment Monitoring Agreement with Vintage providing for an Operating Committee initially comprised of two executive officers and directors of the Issuer, and two persons selected by Vintage. The Operating Committee is to review budgets, strategic planning, financial performance and similar matters, and the Operating Committee has the right to make recommendations to the Issuer’s Board of Directors. The Investment Monitoring Agreement is attached hereto as Exhibit 12.

Information relating to the issuance of the Warrant relating to the Loan Facility is set forth in Item 3.

Item 7.	Material to be filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of January 29, 2010, by and among the Reporting Persons.

Exhibit 2 – Securities Purchase and Sale Agreement, dated as of September 16, 2009, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 3 – Senior Secured Promissory Note, dated as of September 16, 2009, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 4 – Security Agreement, dated as of September 16, 2009, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 5 – Pledge Agreement, dated as of September 16, 2009, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 6 – Patent Security Agreement, dated as of September 16, 2009, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 7 – Patent Security Agreement, dated as of December 16, 2009, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 8 – Warrant, dated as of January 22, 2010, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 9 – Warrant Purchase Agreement, dated as of January 22, 2010, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 10 – Registration Rights Agreement, dated as of January 22, 2010, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 11 – Equity Rights Agreement, dated as of January 22, 2010, by and among the Issuer, M.C.M. Environmental Technologies, Inc., M.C.M. Environmental Technologies Ltd., and Vintage.

Exhibit 12 – Investment Monitoring Agreement, dated as of September 16, 2009, by and between the Issuer and Vintage.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2010	VINTAGE CAPITAL GROUP, LLC

	By:	/s/ Fred C. Sands
		Name:	Fred C. Sands
		Title:	Manager

Date: January 29, 2010	THE FRED C. SANDS CHILDREN’S TRUST

	By:	/s/ Fred C. Sands
		Name:	Fred C. Sands
		Title:	Trustee

Date: January 29, 2010	THE FRED C. SANDS FAMILY REVOCABLE TRUST

	By:	/s/ Fred C. Sands
		Name:	Fred C. Sands
		Title:	Trustee

Date: January 29, 2010	FRED C. SANDS

	By:	/s/ Fred C. Sands